Mail Stop 3561
							August 19, 2005


Ms. Jodi L. Taylor
Chief Financial Officer
Harold`s Stores, Inc.
765 Asp Avenue
Norman, Oklahoma 73069

		RE:	Harold`s Stores, Inc.
			Form 10-K for Fiscal Year Ended January 29, 2005 Form 10-Q for Quarterly Period Ended April 30, 2005 File No. 001-10892

Dear Ms. Taylor:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief